UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2010
Commission File Number: 000-50984
eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 100016, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐       No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐       No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 3, 2010, eLong, Inc. (the “Company”) issued a press release regarding its fourth quarter 2009 and full year 2009 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on March 4, 2010 (Beijing time), the Company’s management team hosted a conference call to discuss the press release.
The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.
Statements in this document and any exhibits thereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. eLong is not under any obligation and does not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.
Exhibits.
99.1	Press Release issued by the Company on March 3, 2010: “eLong Reports Fourth Quarter and Full Year 2009 Unaudited Financial Results”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 4, 2010	ELONG, INC
	By:	/s/ Mike Doyle
		Name:	Mike Doyle
		Title:	Chief Financial Officer